Exhibit 99.2

FOURTH AMENDING AGREEMENT
THIS AGREEMENT is made as of March 2, 2020
BETWEEN:
BAYTEX ENERGY CORP., a corporation amalgamated under the laws of the Province of Alberta (hereinafter referred to as the "Canadian Borrower"), and BAYTEX ENERGY USA, INC., a Delaware corporation (hereinafter referred to as the "U.S. Borrower" and together with the Canadian Borrower, collectively, the "Borrowers" and, individually, a "Borrower"),
OF THE FIRST PART,
- and -
EACH OF THE FINANCIAL INSTITUTIONS WHICH ARE OR HEREAFTER BECOME LENDERS UNDER THE AMENDED CREDIT AGREEMENT (hereinafter referred to collectively as the "Lenders" and individually as a "Lender"),
OF THE SECOND PART,
- and -
THE BANK OF NOVA SCOTIA, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the "Agent"),
OF THE THIRD PART.
WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1	Interpretation

1.1	In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:
"Agreement" means this fourth amending agreement, as amended, modified, supplemented or restated from time to time.
“Amended Credit Agreement” means the Credit Agreement, as amended by this Agreement.
"Credit Agreement" means the amended and restated credit agreement made as of June 4, 2014 and amended and restated as of March 31, 2016 between the Borrowers, the Lenders and the Agent, as amended by a first amending agreement made as of April 25, 2018, a second amending agreement made as of August 22, 2018 and a third amending agreement made as of May 2, 2019.

“July 2022 Debentures” means the 6.625% series C senior unsecured debentures issued by the Canadian Borrower and due on July 19, 2022 under the amended and restated trust indenture dated as of January 1, 2011 among the Canadian Borrower, the guarantors party thereto and Valiant Trust Company, as indenture trustee.

1.2	Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

1.3
The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless the context otherwise requires, references herein to "Sections" are to Sections of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

1.4	This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.5	The following schedule is annexed hereto and is incorporated by reference and deemed to be part hereof:
Schedule A – Form of Confirmation of Guarantee and Security.

2	Amendments and Supplements to Credit Agreement

2.1
Extension of Maturity Dates. Each of the Canadian Syndicated Facility Maturity Date, the Operating Facility Maturity Date and the U.S. Facility Maturity Date is hereby extended from June 4, 2021 to June 4, 2024, without derogating from the right of the Borrowers to further extend such date with respect to a given Lender in accordance with Section 2.20, 2.21 or 2.22, as applicable, of the Credit Agreement; provided that if either (i) the Refinancing Event has not occurred on or before April 1, 2024 or (ii) the Repayment Test cannot be satisfied on April 1, 2024, then each of the Canadian Syndicated Facility Maturity Date, the Operating Facility Maturity Date and the U.S. Facility Maturity Date shall be deemed to be April 2, 2024.

2.2	Amendments and Supplements to Definitions.

(a)	Subsection (a) of the existing definition of “Junior Refinancing Debt” contained in Section 1.1(1) of the Credit Agreement is hereby amended in full to read as follows:

“(a)
the principal amount (or accreted value, if applicable) of such permitted refinancing Debt does not exceed: (i) the maximum principal amount (or accreted value, if applicable) of the then outstanding Notes and Other Unsecured Debt or Second Lien Debt (as applicable and excluding, for certainty all accrued and unpaid interest on the such indebtedness and the amount of all costs, fees, expenses and premiums incurred in connection therewith), plus, (ii) the amount of Debt that may be Incurred in compliance with part (ii) of Section 10.2(o);”.

(b)	The existing definition of “Notes and Other Unsecured Debt” contained in Section 1.1(1) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:
““Notes and Other Unsecured Debt” means any one or more of the following: (a) the June 2024 Notes; (b) the April 2027 Notes; or (c) any other unsecured indebtedness for borrowed money evidenced by a bond, debenture, note or other similar evidence of indebtedness (excluding Convertible Debentures and Cash Management Obligations).”.

(c)	The existing definition of “Refinancing Event” contained in Section 1.1(1) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:
““Refinancing Event” means the satisfaction of all of the following conditions:

(a)	the June 2024 Notes have been unconditionally repaid in full in compliance with Section 10.2(m); and

(b)
to the extent the June 2024 Notes are refinanced with Junior Refinancing Debt, such Junior Refinancing Debt has a maturity date of no earlier than two months after the then latest Maturity Date in effect.”.

(d)
The existing definition of “Repayment Test” contained in Section 1.1(1) of the Credit Agreement is hereby amended by (i) deleting the references therein to “June 2021 Notes” and replacing same with “June 2024 Notes” and (ii) deleting the reference therein to “April 1, 2021” and replacing same with “April 1, 2024”.

(e)	The existing definitions of Baytex HY Note Indenture, Baytex HY Notes, February 2021 Notes and June 2021 Notes contained in Section 1.1(1) of the Credit Agreement are hereby deleted in their entirety.

(f)	The following new definitions are hereby added in Section 1.1(1) of the Credit Agreement in appropriate alphabetical order:
““April 2027 Notes” means the unsecured notes in the aggregate principal amount of U.S.$500,000,000 issued by the Canadian Borrower and due on April 1, 2027 under the indenture dated as of February 5, 2020 among the Canadian Borrower, the guarantors party thereto and Computershare Trust Company, N.A., as trustee.
“June 2024 Notes” means the unsecured notes in the aggregate principal amount of U.S.$400,000,000 issued by the Canadian Borrower and due on June 1, 2024 under the indenture dated as of June 6, 2014 among the Canadian Borrower, the guarantors party thereto and Computershare Trust Company, N.A., as trustee.”

2.3	Changes in Pricing.

(a)
The definition of "Applicable Pricing Rate" contained in Section 1.1(1) of the Credit Agreement is hereby amended to delete the table contained therein in its entirety and to substitute the following table therefor:

Senior Secured Debt to EBITDA Ratio	Margin on Canadian Prime Rate Loans and U.S. Base Rate Loans	Margin on Libor Loans, Acceptance Fees for Bankers' Acceptances and Issuance Fees for Letters of Credit	Standby Fee on each Canadian Credit Facility and the U.S. Facility
less than or equal to 0.50:1.00	[redacted]
greater than 0.50:1.00 and less than or equal to 1.00:1.00
greater than 1.00:1.00 and less than or equal to 1.75:1.00
greater than 1.75:1.00 and less than or equal to 2.25:1.00
greater than 2.25:1.00 and less than or equal to 3.00:1.00
greater than 3.00:1.00

(b)	Proviso (d) in the definition of "Applicable Pricing Rate" contained in Section 1.1(1) of the Credit Agreement is hereby amended in full to read as follows:
“(d)    changes in the Applicable Pricing Rate shall be effective in accordance with Section 8.7;”

(c)
The above amendments to the table contained in the definition of Applicable Pricing Rate will become effective in an equivalent manner to the adjustment mechanism contemplated in Section 8.7 of the Credit Agreement.

2.4	Changes to Restriction on Redemptions and Repurchases of Junior Capital. Section 10.2(m)(iii) of the Credit Agreement is hereby amended in full to read as follows:

“(iii)	if, after giving pro forma effect to such purchase, redemption, retirement, defeasement, prepayment or other acquisition:
(A)    the Senior Secured Debt to EBITDA Ratio will not exceed 2.50:1.00; and

(B)
no Material Adverse Effect, Default or Event of Default has occurred and is continuing, or would reasonably be expected to occur as a result of such purchase, redemption, retirement, defeasement, prepayment or other acquisition.”

2.5	Limitation on Incurrence of Debt up to the Permitted Debt Limit. Section 10.2(o) of the Credit Agreement is hereby amended in full to read as follows:
“(o)    Limitation on Incurrence of Debt up to the Permitted Debt Limit
The Canadian Borrower shall not, nor shall it permit any Material Subsidiary to, directly or indirectly, create, incur, issue, assume or become liable, contingently or otherwise (collectively, “Incur”), for, or enter into any contract, instrument or undertaking pursuant to which the Borrower or any Material Subsidiary thereof shall Incur:

(i)
any Attributable Debt, Purchase Money Obligations or obligations in respect of Sale-Leasebacks if, after giving effect to such Incurrence, the aggregate of all Attributable Debt, Purchase Money Obligations and obligations in respect of Sale-Leasebacks would exceed the Threshold Amount (or the Equivalent Amount thereof in Canadian Dollars or the equivalent thereof in any other currency); or

(ii)
any Debt (other than any Debt referred to in (i) above); provided that, after giving effect to such Incurrence, the aggregate principal amount of all such Debt would exceed the Permitted Debt Limit (or the Equivalent Amount thereof in Canadian Dollars or the equivalent thereof in any other currency);

provided that, in order to facilitate certain future Debt refinancings, the Canadian Borrower or any Material Subsidiary shall be permitted to Incur any Debt referred to in (ii) above which results in the Permitted Debt Limit being exceeded if all of the following conditions are or will be satisfied in connection with such Incurrence: (A) such excess over the Permitted Debt Limit shall be wholly attributable to the Incurrence of Junior Refinancing Debt, (B) prior to or concurrent with the Incurrence of such new Debt, the Canadian Borrower shall have given an irrevocable notice to redeem any other existing Debt referred to in (ii) above in accordance with the redemption terms thereof, and such redemption notice shall provide for a redemption date that is not later than 60 days thereafter, (C) on or before such redemption date the proceeds of such new Debt must be used in whole or in part to repay such existing Debt in an amount which is sufficient to ensure full compliance with the Permitted Debt Limit and (D) no Default or Event of Default shall have occurred and be continuing on the date of Incurrence of such Debt.”

2.6	Addition to Market Disruption Respecting CDOR Loans. Article 13 of the Credit Agreement is hereby amended by adding a new Section 13.1A immediately after Section 13.1 which reads as follows:
“13.1A Market Disruption Respecting CDOR Loans
If at any time the Agent determines (which determination shall be conclusive, absent manifest error) that:

(a)
adequate and reasonable means do not exist for ascertaining the CDOR Rate, including because the CDOR Page of Reuters Limited is not available or published on a current basis for the applicable period and such circumstances are unlikely to be temporary;

(b)
the administrator of the CDOR Rate or a Governmental Authority having jurisdiction over such administrator has made a public statement identifying a specific date after which the CDOR Rate will permanently or indefinitely cease to be made available or permitted to be used for determining the interest rate of loans;

(c)
a Governmental Authority having jurisdiction over the Agent has made a public statement identifying a specific date after which the CDOR Rate shall no longer be permitted to be used for determining the interest rate of loans (each such specific date in clause (ii) above and in this clause (iii) a “CDOR Scheduled Unavailability Date”); or

(d)
syndicated loans in Canada currently being executed, or that include language similar to that contained in this Section 13.1A, are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace the CDOR Rate, then reasonably promptly after such determination by the Agent or receipt by the Agent of such notice, as applicable, the Agent and the Canadian Borrower may mutually agree upon a successor rate to the CDOR Rate, and the Agent and the Canadian Borrower may amend this Agreement to replace the CDOR Rate with an alternate benchmark rate (including any mathematical or other adjustments to the benchmark (if any) incorporated therein), giving due consideration to any evolving or then existing convention for similar Canadian Dollars denominated syndicated credit facilities for such alternative benchmarks (any such proposed rate, a “CDOR Successor Rate”), together with any proposed CDOR Successor Rate conforming changes and any such amendment shall become effective at 5:00 p.m. (Toronto time) on the fifth Business Day after the Agent shall have posted such proposed amendment to all Lenders and the Canadian Borrower unless, prior to such time, the Majority of the Lenders have delivered to the Agent written notice that such Lenders do not accept such amendment.

If no CDOR Successor Rate has been determined and the circumstances under clause 13.1A(a) or 13.1A(d) above exist or a CDOR Scheduled Unavailability Date has occurred (as applicable), the Agent will promptly so notify the Canadian Borrower and each Lender. Thereafter, the obligation of the Lenders to make or maintain Bankers’ Acceptances and BA Equivalent Advances, shall be suspended (to the extent of the affected Bankers’ Acceptances, BA Equivalent Advances, or applicable periods). Upon receipt of such notice, the Canadian Borrower may revoke any pending request for a Drawdown of, Conversion to or Rollover of Bankers’ Acceptances or BA Equivalent Advances, (to the extent of the affected Bankers’ Acceptances, BA Equivalent Advances, or applicable periods) or, failing that, will be deemed to have converted such request into a request for Drawdown of Canadian Prime Rate Loans in the amount specified therein without regard to clause (b) of the definition of Canadian Prime Rate.

Notwithstanding anything else herein, any definition of the CDOR Successor Rate (exclusive of any margin) shall provide that in no event shall such CDOR Successor Rate be less than zero for the purposes of this Agreement. In addition, the One Month CDOR Rate shall be deemed not to be included or referenced in the definition of Canadian Prime Rate.”

2.7
Acknowledgement Regarding Any Supported QFCs. Article 16 of the Credit Agreement is hereby amended by renumbering the existing Section 16.21 as a new Section 16.22 and by adding a new Section 16.21 which reads as follows:

“16.21 Acknowledgement Regarding Any Supported QFCs
To the extent that the Documents provide support, through a guarantee or otherwise, for any Financial Instrument or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the United States Federal Deposit Insurance Act and Title II of the United States Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Documents and any Supported QFC may in fact be stated to be governed by the laws of the Province of Alberta and the laws of Canada applicable therein or the laws of any other jurisdiction):

(a)
in the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S.

Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support; and

(b)	as used in this Section 16.21, the following terms have the following meanings:

(i)	“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party;

(ii)	“Covered Entity” means any of the following:

(A)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(B)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(C)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b);

(iii)	“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable; and

(iv)	“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).”

3	Fees

3.1
Extension Fee in Respect of the Canadian Syndicated Facility and the Operating Facility. The Canadian Borrower hereby agrees to pay to the Agent, for the account of each Lender under the Canadian Credit Facilities, an extension fee in United States Dollars in an amount equal to [redacted] per annum (or [redacted] in total) of the aggregate amount of each such Lender's Commitments under the Canadian Credit Facilities (after giving effect hereto).

3.2
Extension Fee in Respect of the U.S. Facility. The U.S. Borrower hereby agrees to pay to the Agent, for the account of each U.S. Facility Lender, an extension fee in United States Dollars in an amount equal to [redacted] per annum (or [redacted] in total) of the aggregate amount of each such U.S. Facility Lender's U.S. Facility Commitment (after giving effect hereto).

4	Representations and Warranties
Each Borrower (in the case of the U.S. Borrower, with respect to subparagraphs (a), (b), (c) and (e) of this Section 4 only) hereby represents and warrants as follows to each Lender and the Agent and acknowledges and confirms that each Lender and the Agent is relying upon such representations and warranties:

(a)	Capacity, Power and Authority

(i)
It is duly amalgamated or incorporated, as the case may be, and is validly subsisting under the laws of its jurisdiction of amalgamation or incorporation, as the case may be, and has all the requisite corporate capacity, power and authority to carry on its business as presently conducted and to own its property; and

(ii)	It has the requisite corporate capacity, power and authority to execute and deliver this Agreement and the Confirmation.

(b)	Authorization; Enforceability
It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement and the Confirmation, and each of this Agreement, the Amended Credit Agreement and the Confirmation is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, winding up, insolvency, moratorium or other laws of general application affecting the enforcement of creditors' rights generally and to the equitable and statutory powers of the courts having jurisdiction with respect thereto.

(c)	Compliance with Other Instruments
The execution, delivery and performance by it of this Agreement and the Confirmation and the consummation of the transactions contemplated herein and therein do not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of its articles, by-laws or other constating documents or any unanimous shareholder agreement relating to it, or of any law, regulation, judgment, decree or order binding on or applicable to it or to which its property is subject or of any material agreement, lease, licence, permit or other instrument to which it or any of its Subsidiaries is a party or is otherwise bound or by which any of them benefits or to which any of their property is subject and do not require the consent or approval of any Governmental Authority or any other party.

(d)	Credit Agreement Representations and Warranties
Each of the representations and warranties of the Canadian Borrower set forth in Section 9.1 of the Credit Agreement is true and accurate in all material respects as of the date hereof (and in all respects if any such representation or warranty is already qualified by materiality) other than any such representations and warranties which expressly speak of an earlier date.

(e)	No Default
No Default or Event of Default has occurred or is continuing or shall result from or exist immediately after the coming into effect of the amendments and supplements to the Credit Agreement contemplated hereby.
The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders' Counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.

5	Conditions Precedent

The amendments and supplements to the Credit Agreement contained herein shall be effective upon, and shall be subject to, the satisfaction of the following conditions precedent:

(a)	each Lender has received a duly and fully executed copy of this Agreement;

(b)	the Borrowers shall have paid to the Agent, for each Lender and U.S. Facility Lender, as the case may be, the fees required to be paid pursuant to Section 3 hereof; and

(c)
each Guarantor, other than BTE Holdings S.a.r.l., shall have executed and delivered to the Agent on behalf of the Lenders a Confirmation of Guarantee and Security in the form attached hereto as Schedule A (the “Confirmation”).

The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).

6	Post-Closing Covenants

6.1
The Canadian Borrower shall, by no later than March 6, 2020 (or such later date as may be agreed to by the Agent), have fully repurchased or redeemed all of the June 2021 Notes and the July 2022 Debentures, failing which, and notwithstanding any other provision hereof or in the Amended Credit Agreement to the contrary, an Event of Default shall be deemed to exist under the Amended Credit Agreement.

6.2
The Canadian Borrower shall, by no later than April 2, 2020 (or such later date as may be agreed to by the Agent), have caused BTE Holdings S.a.r.l. to execute and deliver the Confirmation to the Agent, failing which, and notwithstanding any other provision hereof or in the Amended Credit Agreement to the contrary, an Event of Default shall be deemed to exist under the Amended Credit Agreement.

7	Confirmation of Credit Agreement and other Documents
The Credit Agreement and the other Documents to which the Borrowers are a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement, as amended and supplemented by this Agreement, and each of the other Documents to which the Borrowers are a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of the date hereof upon satisfaction of the conditions precedent set forth in Section 5 hereof.

8	Further Assurances
The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

9	Enurement
This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

10	Counterparts
This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument,

and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Such executed counterparts may be delivered by facsimile or other electronic transmission and, when so delivered, shall constitute a binding agreement of the parties hereto.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.
BORROWERS:

BAYTEX ENERGY CORP.

By:	“Signed”
Name: Title:

By:	“Signed”
Name: Title:

[Signature Page to the Fourth Amending Agreement]

BAYTEX ENERGY USA, INC.

By:	“Signed”
Name: Title:

By:
Name: Title:

[Signature Page to the Fourth Amending Agreement]

AGENT:

THE BANK OF NOVA SCOTIA, in its capacity as the Agent

By:	“Signed”
Name:
Title:

[Signature Page to the Fourth Amending Agreement]

LENDERS:

THE BANK OF NOVA SCOTIA, in its capacity as Lender under the Revolving Syndicated Facility, as U.S. Facility Lender and as the Operating Lender

By:	“Signed”
Name:
Title:

By:	“Signed”
Name:
Title:

[Signature Page to the Fourth Amending Agreement]

CANADIAN IMPERIAL BANK OF COMMERCE, in its capacity as Lender under the Canadian Syndicated Facility and as U.S. Facility Lender

By:	“Signed”
Name:
Title:

By:	“Signed”
Name:
Title:

[Signature Page to the Fourth Amending Agreement]

ROYAL BANK OF CANADA, in its capacity as Lender under the Canadian Syndicated Facility and as U.S. Facility Lender

By:	“Signed”
Name:
Title:

By:	“Signed”
Name:
Title:

[Signature Page to the Fourth Amending Agreement]

THE TORONTO-DOMINION BANK, in its capacity as Lender under the Canadian Syndicated Facility

By:	“Signed”
Name:
Title:

By:	“Signed”
Name:
Title:

[Signature Page to the Fourth Amending Agreement]

TORONTO DOMINION (NEW YORK) LLC, in its capacity as U.S. Facility Lender

By:	“Signed”
Name:
Title:

By:
Name:
Title:

[Signature Page to the Fourth Amending Agreement]

BANK OF MONTREAL, in its capacity as Lender under the Canadian Syndicated Facility

By:	“Signed”
Name:
Title:

By:
Name:
Title:

[Signature Page to the Fourth Amending Agreement]

BANK OF MONTREAL, CHICAGO BRANCH, in its capacity as U.S. Facility Lender

By:	“Signed”
Name:
Title:

By:
Name:
Title:

[Signature Page to the Fourth Amending Agreement]

NATIONAL BANK OF CANADA, in its capacity as Lender under the Canadian Syndicated Facility and as U.S. Facility Lender

By:	“Signed”
Name:
Title:

By:	“Signed”
Name:
Title:

[Signature Page to the Fourth Amending Agreement]

ATB FINANCIAL, in its capacity as Lender under the Canadian Syndicated Facility

By:	“Signed”
Name:
Title:

By:	“Signed”
Name:
Title:

[Signature Page to the Fourth Amending Agreement]

EXPORT DEVELOPMENT CANADA, in its capacity as Lender under the Canadian Syndicated Facility and as U.S. Facility Lender

By:	“Signed”
Name:
Title:

By:	“Signed”
Name:
Title:

[Signature Page to the Fourth Amending Agreement]

BARCLAYS BANK PLC, in its capacity as Lender under the Canadian Syndicated Facility and as U.S. Facility Lender

By:	“Signed”
Name:
Title:

By:
Name:
Title:

[Signature Page to the Fourth Amending Agreement]

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, in its capacity as Lender under the Canadian Syndicated Facility

By:	“Signed”
Name:
Title:

By:	“Signed”
Name:
Title:

[Signature Page to the Fourth Amending Agreement]

WELLS FARGO BANK, N.A., CANADIAN BRANCH, in its capacity as Lender under the Canadian Syndicated Facility and as U.S. Facility Lender

By:	“Signed”
Name:
Title:

By:
Name:
Title:

[Signature Page to the Fourth Amending Agreement]

SCHEDULE A
TO THE FOURTH AMENDING AGREEMENT
FORM OF CONFIRMATION OF GUARANTEE AND SECURITY
CONFIRMATION OF GUARANTEE AND SECURITY

TO:	The Lenders, the Hedging Affiliates and the Cash Managers
AND TO:	The Bank of Nova Scotia, as agent of the Lenders (the "Agent")
DATE:	March 2, 2020

For good and valuable consideration (the receipt and sufficiency of which is hereby conclusively acknowledged) each of the undersigned in its capacity as a guarantor pursuant to its guarantee and as a grantor of security under the Security to which it is party hereby: (a) consents and agrees to the terms of the Fourth Amending Agreement among the Borrowers, the Lenders and the Agent dated as of the date first above written (the “Amending Agreement”) and the transactions contemplated thereby; (b) acknowledges and confirms the representations and warranties applicable to it in the Amending Agreement and the other Documents; and (c) acknowledges that its guarantee and the Security to which it is party each remains in full force and effect in all respects notwithstanding the amendments contained in the Amending Agreement and shall continue to exist and apply to all Obligations, Lender Financial Instrument Obligations and Cash Management Obligations, as applicable under the Credit Agreement.
This Confirmation is in addition to and shall not limit, derogate from or otherwise affect the provisions of the Security, as amended prior to the date hereof.
This Confirmation, insofar as it applies to each of the undersigned, shall be governed by the same governing law which in each case governs the Security given or entered into by such undersigned, as applicable.
Capitalized terms used herein shall have the same meanings herein as are ascribed thereto in the Credit Agreement.
[Remainder of Page Intentionally Left Blank]

This Confirmation of Guarantee and Security is dated the same as the above Fourth Amending Agreement.

BAYTEX ENERGY LTD.		BTE FINANCE COMPANY LTD.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

BAYTEX COMMERCIAL TRUST 1 by its manager, BTE FINANCE COMPANY LTD.		BAYTEX COMMERCIAL TRUST 2 by its manager, BTE FINANCE COMPANY LTD.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

BAYTEX COMMERCIAL TRUST 3 by its manager, BTE FINANCE COMPANY LTD.		BAYTEX COMMERCIAL TRUST 4 by its manager, BTE FINANCE COMPANY LTD.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

[Signature page to Confirmation to Fourth Amending Agreement (Baytex Revolving Credit Agreement)]

BAYTEX COMMERCIAL TRUST 5 by its manager, BTE FINANCE COMPANY LTD.		BAYTEX COMMERCIAL TRUST 6 by its manager, BTE FINANCE COMPANY LTD.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

BAYTEX COMMERCIAL TRUST 7 by its manager, BTE FINANCE COMPANY LTD.		BAYTEX ENERGY (LP) LTD.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

BAYTEX ENERGY LIMITED PARTNERSHIP by its general partner, BAYTEX ENERGY LTD.		BAYTEX ENERGY CORP.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

[Signature page to Confirmation to Fourth Amending Agreement (Baytex Revolving Credit Agreement)]

BAYTEX ENERGY USA, INC.
Per:
Name: Title:

Per:
Name: Title:

[Signature page to Confirmation to Fourth Amending Agreement (Baytex Revolving Credit Agreement)]